____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 07.689.002/0001-89
Board of Trade (NIRE) No. 35.300.325.761

MATERIAL FACT

Embraer S.A. ("Embraer") hereby informs its shareholders and the market in general that the members of its Board of Directors, at meetings held on November 7, 2019, elected Antonio Carlos Garcia as Embraer’s new chief financial officer and investor relations officer, in substitution to Nelson Krahenbuhl Salgado, who will serve as Embraer’s chief operations officer. The aforementioned changes will be effective as of January 1, 2020 and Mr. Salgado will remain in his current position as Chief Financial Officer and Investor Relations Officer until January 1, 2020.

Mr. Garcia has an extensive background in finance, accounting and commercial supply in the context of multinational companies. He worked for nine years at ThyssenKrupp, serving as chief financial officer of Forged Technologies, a business unity located in Germany. Prior to that, he worked for six years at ZF do Brasil group and over eighteen years at Siemens, in several business departments. Mr. Garcia holds a bachelor’s degree in accounting and a master’s degree in business administration.

Mr. Salgado, who has worked at Embraer for over thirty years, will lead Embraer’s operations as chief operations officer. Mr. Salgado holds a bachelor’s, master’s and doctorate degree in engineering and an MBA in corporate management from Fundação Getúlio Vargas. Mr. Salgado started his career as an engineer and since then has held several executive positions, including the current one as Chief Financial Officer and Investor Relations Officer.

São José dos Campos, November 7, 2019.

Embraer S.A.

Nelson Krahenbuhl Salgado

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer